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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                              INFONOW CORPORATION
-------------------------------------------------------------------------------
                                Name of Issuer


                                 COMMON STOCK
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   456664309
-------------------------------------------------------------------------------
                                 CUSIP Number

            CHERYL SOROKIN, EXECUTIVE VICE PRESIDENT AND SECRETARY
         BANKAMERICA CORPORATION, CORPORATE SECRETARY'S OFFICE #13018
                555 CALIFORNIA STREET, SAN FRANCISCO, CA  94104
                                (415) 622-3530
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications

                                OCTOBER 1, 1997
-------------------------------------------------------------------------------
             Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement   [ ].  (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
                                 SCHEDULE 13D
--------------------------------------------------------------------------------
               CUSIP NO. 456664309                    PAGE 2 OF 16
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
          PERSON
          The Robertson Stephens Global Low-Priced Stock Fund
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [   ]
                                                          (b)  [   ]
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                [   ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          MASSACHUSETTS
--------------------------------------------------------------------------------
                                7  SOLE VOTING POWER
                                   0
                                ------------------------------------------------
       NUMBER OF SHARES         8  SHARED VOTING POWER
         BENEFICIALLY              321,029
            OWNED               ------------------------------------------------
           BY EACH              9  SOLE DISPOSITIVE POWER
          REPORTING                0
         PERSON WITH            -----------------------------------------------
                                10 SHARED DISPOSITIVE POWER
                                   321,029
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          321,029
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                             [   ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.9%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IV
================================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

================================================================================
                                 SCHEDULE 13D
--------------------------------------------------------------------------------
          CUSIP NO. 456664309                         PAGE 3 OF 16
--------------------------------------------------------------------------------
1               NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF
                ABOVE PERSON
                The Robertson Stephens Orphan Fund
--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [   ]
                                                                (b) [   ]
--------------------------------------------------------------------------------
3               SEC USE ONLY
--------------------------------------------------------------------------------
4               SOURCE OF FUNDS*
                WC
--------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]
--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                CALIFORNIA
--------------------------------------------------------------------------------
                                7  SOLE VOTING POWER
          NUMBER OF SHARES         0
            BENEFICIALLY        ------------------------------------------------
               OWNED            8  SHARED VOTING POWER
              BY EACH              532,415
             REPORTING          ------------------------------------------------
            PERSON WITH         9  SOLE DISPOSITIVE POWER
                                   0
                                ------------------------------------------------
                                10 SHARED DISPOSITIVE POWER
                                   532,415
--------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 532,415
--------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES*                                            [   ]
--------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 9.6%
--------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON*
                 PN
================================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

================================================================================
                                 SCHEDULE 13D
--------------------------------------------------------------------------------
           CUSIP NO. 456664309                         PAGE 4 OF 16
--------------------------------------------------------------------------------
1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                The Robertson Stephens Diversified Growth Fund
--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  [   ]
                                                                (b)  [   ]
--------------------------------------------------------------------------------
3               SEC USE ONLY
--------------------------------------------------------------------------------
4               SOURCE OF FUNDS*
                WC
--------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                       [   ]
--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                MASSACHUSETTS
--------------------------------------------------------------------------------
                                7  SOLE VOTING POWER
                                   0
       NUMBER OF SHARES         ------------------------------------------------
         BENEFICIALLY           8  SHARED VOTING POWER
            OWNED                  427,973
           BY EACH              ------------------------------------------------
          REPORTING             9  SOLE DISPOSITIVE POWER
         PERSON WITH               0
                                ------------------------------------------------
                                10 SHARED DISPOSITIVE POWER
                                   427,973
--------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 427,973
--------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES*                                             [   ]
--------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 7.8%
--------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON*
                 IV
================================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

================================================================================
                                 SCHEDULE 13D
--------------------------------------------------------------------------------
          CUSIP NO. 456664309                         PAGE 5 OF 16
--------------------------------------------------------------------------------
1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Bayview Investors, Ltd.
--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)   [   ]
                                                               (b)   [   ]
--------------------------------------------------------------------------------
3               SEC USE ONLY
--------------------------------------------------------------------------------
4               SOURCE OF FUNDS*
                OO
--------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                       [   ]
--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                CALIFORNIA
--------------------------------------------------------------------------------
                                7  SOLE VOTING POWER
                                   0
                                ------------------------------------------------
                                8  SHARED VOTING POWER 532,415 shares (includes
         NUMBER OF SHARES          shares held by The Robertson Stephens Orphan
           BENEFICIALLY            Fund of which Robertson, Stephens & Company
              OWNED                Investment Management, L.P. and Bayview
             BY EACH               Investors, Ltd. are the general partners. See
            REPORTING              Item 5.)
           PERSON WITH          ------------------------------------------------
                                9  SOLE DISPOSITIVE POWER
                                   0
                                ------------------------------------------------
                                10 SHARED DISPOSITIVE POWER
                                   532,415
--------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 532,415
--------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES*                                             [   ]
--------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 9.6%
--------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON*
                 PN
================================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

================================================================================
                                 SCHEDULE 13D
--------------------------------------------------------------------------------
          CUSIP NO. 456664309                         PAGE 6 OF 16
--------------------------------------------------------------------------------
1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Robertson, Stephens & Company Investment Management, L.P.
--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  [   ]
                                                                (b)  [   ]
--------------------------------------------------------------------------------
3               SEC USE ONLY
--------------------------------------------------------------------------------
4               SOURCE OF FUNDS*
                OO
--------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                       [   ]
--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                CALIFORNIA
--------------------------------------------------------------------------------
                                7  SOLE VOTING POWER
                                   0
                                ------------------------------------------------
                                8  SHARED VOTING POWER 1,387,861 shares
                                   (Includes shares held by The Robertson
                                   Stephens Orphan Fund of which Robertson,
                                   Stephens & Company Investment Management,
                                   L.P. and Bayview Investors, Ltd. are the
                                   general partners. Includes shares held by The
        NUMBER OF SHARES           Robertson Stephens Orphan Offshore Fund, L.P.
          BENEFICIALLY             of which Robertson, Stephens & Company
             OWNED                 Investment Management, L.P. is the general
            BY EACH                partner. Includes shares held by The
           REPORTING               Robertson Stephens Diversified Growth Fund of
          PERSON WITH              which Robertson, Stephens & Company
                                   Investment Management, L.P. is investment
                                   adviser. Includes shares held by The
                                   Robertson Stephens Global Low-Priced Stock
                                   Fund of which Robertson, Stephens & Company
                                   Investment Management, L.P. is investment
                                   adviser. See Item 5.)
                                ------------------------------------------------
                                9  SOLE DISPOSITIVE POWER
                                   0
                                ------------------------------------------------
                                10 SHARED DISPOSITIVE POWER
                                   1,387,861
--------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,387,861
--------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES*                                             [   ]
--------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 25.3%
--------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON
                 IA
================================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

================================================================================
                                 SCHEDULE 13D
--------------------------------------------------------------------------------
          CUSIP NO. 456664309                         PAGE 7 OF 16
--------------------------------------------------------------------------------
1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Bayview Holdings, Inc.
--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  [   ]
                                                                (b)  [   ]
--------------------------------------------------------------------------------
3               SEC USE ONLY
--------------------------------------------------------------------------------
4               SOURCE OF FUNDS*
                OO
--------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [   ]
--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                DELAWARE
--------------------------------------------------------------------------------
                                7  SOLE VOTING POWER
                                   0
                                ------------------------------------------------
                                8  SHARED VOTING POWER 1,387,861 shares
                                   (Includes shares held by The Robertson
                                   Stephens Orphan Fund of which Robertson,
                                   Stephens & Company Investment Management,
                                   L.P. and Bayview Investors, Ltd. are the
                                   general partners. Bayview Holdings, Inc. is
                                   managing member of Robertson, Stephens &
                                   Company Private Equity Group, L.L.C. which is
                                   general partner of Bayview Investors, Ltd.
      NUMBER OF SHARES             Includes shares held by The Robertson
        BENEFICIALLY               Stephens Orphan Offshore Fund, L.P. of which
           OWNED                   Robertson, Stephens & Company Investment
          BY EACH                  Management, L.P. is the general partner.
         REPORTING                 Includes shares held by The Robertson
        PERSON WITH                Stephens Diversified Growth Fund of which
                                   Robertson, Stephens & Company Investment
                                   Management, L.P. is investment adviser.
                                   Includes shares held by The Robertson
                                   Stephens Global Low-Priced Stock Fund of
                                   which Robertson, Stephens & Company
                                   Investment Management, L.P. is investment
                                   adviser. Bayview Holdings, Inc. is general
                                   partner of Robertson, Stephens & Company
                                   Investment Management, L.P. See Item 5.)
                                -----------------------------------------------
                                9  SOLE DISPOSITIVE POWER
                                   0
                                -----------------------------------------------
                                10 SHARED DISPOSITIVE POWER
                                   1,387,861
--------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,387,861
--------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES*                                             [   ]
--------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 25.3%
--------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON
                 CO
================================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

================================================================================
                                 SCHEDULE 13D
--------------------------------------------------------------------------------
          CUSIP NO. 456664309                         PAGE 8 OF 17
--------------------------------------------------------------------------------
1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Robertson Stephens Investment Management Co.
--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)[   ]
                                                                  (b)[   ]
--------------------------------------------------------------------------------
3               SEC USE ONLY
--------------------------------------------------------------------------------
4               SOURCE OF FUNDS*
                OO
--------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                       [   ]
--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                DELAWARE
--------------------------------------------------------------------------------
                                  7  SOLE VOTING POWER
                                     0
                                  ----------------------------------------------
                                  8  SHARED VOTING POWER 1,387,861 shares
                                     (Includes shares held by The Robertson
                                     Stephens Orphan Fund of which Robertson,
                                     Stephens & Company Investment Management,
                                     L.P. and Bayview Investors, Ltd. are the
                                     general partners. Bayview Holdings, Inc. is
                                     managing member of Robertson, Stephens &
                                     Company Private Equity Group, L.L.C. which
        NUMBER OF SHARES             is general partner of Bayview Investors,
          BENEFICIALLY               Ltd. Includes shares held by The Robertson
             OWNED                   Stephens Orphan Offshore Fund, L.P. of
            BY EACH                  which Robertson, Stephens & Company
           REPORTING                 Investment Management, L.P. is the general
          PERSON WITH                partner. Includes shares held by The
                                     Robertson Stephens Diversified Growth Fund
                                     and by The Robertson Stephens Global Low-
                                     Priced Stock Fund of which Robertson,
                                     Stephens & Company Investment Management,
                                     L.P. is investment adviser. Robertson
                                     Stephens Investment Management Co. owns
                                     Bayview Holdings, Inc. Bayview Holdings,
                                     Inc. is general partner of Robertson,
                                     Stephens & Company Investment Management,
                                     L.P. See Item 5.)
                                  ----------------------------------------------
                                  9  SOLE DISPOSITIVE POWER
                                     0
                                  ----------------------------------------------
                                  10 SHARED DISPOSITIVE POWER
                                     1,387,861
--------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,387,861
--------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES*                                             [   ]
--------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 25.3%
--------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON*
                 CO
================================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

================================================================================
                                 SCHEDULE 13D
--------------------------------------------------------------------------------
          CUSIP NO. 456664309                         PAGE 9 OF 17
--------------------------------------------------------------------------------
1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                BankAmerica Corporation
--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)[ ]
                                                                  (b)[ ]
--------------------------------------------------------------------------------
3               SEC USE ONLY
--------------------------------------------------------------------------------
4               SOURCE OF FUNDS*
                OO
--------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                DELAWARE
--------------------------------------------------------------------------------
                                7  SOLE VOTING POWER
                                   0
                                ------------------------------------------------
                                8  SHARED VOTING POWER 1,387,861 shares
                                   (Includes shares held by The Robertson
                                   Stephens Orphan Fund of which Robertson,
                                   Stephens & Company Investment Management,
                                   L.P. and Bayview Investors, Ltd. are the
                                   general partners. Bayview Holdings, Inc. is
                                   managing member of Robertson, Stephens &
       NUMBER OF SHARES            Company Private Equity Group, L.L.C. which is
         BENEFICIALLY              general partner of Bayview Investors, Ltd.
            OWNED                  Includes shares held by The Robertson
           BY EACH                 Stephens Orphan Offshore Fund, L.P. of which
          REPORTING                Robertson, Stephens & Company Investment
         PERSON WITH               Management, L.P. is the general partner.
                                   Includes shares held by The Robertson
                                   Stephens Diversified Growth Fund and The
                                   Robertson Stephens Global Low-Priced Stock
                                   Fund of which Robertson, Stephens & Company
                                   Investment Management, L.P. is investment
                                   adviser. BankAmerica Corporation owns
                                   Robertson Stephens Investment Management Co.
                                   which owns Bayview Holdings, Inc. Bayview
                                   Holdings, Inc. is general partner of
                                   Robertson, Stephens & Company Investment
                                   Management, L.P. See Item 5.)
                                -----------------------------------------------
                                9  SOLE DISPOSITIVE POWER
                                   0
                                -----------------------------------------------
                                10 SHARED DISPOSITIVE POWER
                                   1,387,861
-------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,387,861
--------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES*                                             [ ]
-------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 25.3%
-------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON*
                 CO
================================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

===============================================================================
                                 SCHEDULE 13D
-------------------------------------------------------------------------------
          CUSIP NO. 34659D10                          PAGE 10 OF 17
-------------------------------------------------------------------------------
1               NAME OF REPORTING PERSON

                Robertson, Stephens & Company Private Equity Group, L.L.C.

                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)[ ]
                                                                  (b)[ ]
--------------------------------------------------------------------------------
3               SEC USE ONLY
--------------------------------------------------------------------------------
4               SOURCE OF FUNDS
                WC
--------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                DELAWARE
--------------------------------------------------------------------------------
                                7  SOLE VOTING POWER
                                   0
                                -----------------------------------------------
                                8  SHARED VOTING POWER 532,415 shares (Includes
                                   532,415 shares held by The Robertson Stephens
                                   Orphan Fund of which Robertson, Stephens &
                                   Company Investment Management, L.P. and
       NUMBER OF SHARES            Bayview Investors, Ltd. are general partners.
         BENEFICIALLY              Robertson, Stephens & Company Private Equity
            OWNED                  Group, L.L.C. is general partner of Bayview
           BY EACH                 Investors, Ltd. Bayview Holdings, Inc. is
          REPORTING                managing member of Robertson, Stephens &
         PERSON WITH               Company Private Equity Group, L.L.C.)
                                -----------------------------------------------
                                9  SOLE DISPOSITIVE POWER
                                   0
                                ------------------------------------------------
                                10 SHARED DISPOSITIVE POWER
                                   532,415
--------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 532,415
--------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDE S CERTAIN
                 SHARES*                                             [ ]
--------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 9.6%
--------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON*
                 OO
================================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

ITEM 1.  SECURITY AND ISSUER.
         --------------------

         This Amended Schedule 13D is filed with respect to the Common Stock of InfoNow Corporation (The "Company"), 1875 Lawrence Street, Suite 1100, Denver, Colorado 80202.


ITEM 2:  IDENTITY AND BACKGROUND.
         ------------------------

         The Amended Schedule 13D is filed on behalf of The Robertson Stephens Global Low-Priced Stock Fund ("Low-Priced"), The Robertson Stephens Orphan Fund ("Orphan"), The Robertson Stephens Diversified Growth Fund ("Diversified"), Bayview Investors, Ltd. ("Bayview"), Robertson, Stephens & Company Investment Management, L.P. ("Investment Adviser"), Robertson, Stephens & Company Private Equity Group, L.L.C. ("Private Equity Group"), Bayview Holdings, Inc. ("Bayview Holdings"), BankAmerica Corporation ("Bank") and Robertson Stephens Investment Management Co. ("Robertson Parent"), collectively known as the Filing Parties.

         This Amended Schedule 13D relates to the direct beneficial ownership in the shares of the Company by Low-Priced, Orphan, Diversified, and The Robertson Stephens Orphan Offshore Fund, L.P. ("Orphan Offshore") (the "Funds"), and the indirect beneficial ownership of Bayview, Investment Adviser, Bayview Holdings, Private Equity Group, Bank and Robertson Parent in the shares of the Company held by the Funds.


I. (a) Low-Priced is a series of Robertson Stephens Investment Trust ("RSIT"), a Massachusetts business trust. Its investment adviser is Investment Adviser.

     (b) 555 California Street, Suite 2600
         San Francisco, CA  94104
         (principal office and principal place of business)

     (c) registered investment company

II. (a) Orphan is a California limited partnership. Investment Adviser and Bayview Investors are the general partners.

     (b) 555 California Street, Suite 2600
         San Francisco, CA  94104
         (principal office and principal place of business)

     (c) investments in securities

III. (a) Orphan Offshore is a Cayman Islands limited partnership. Investment Adviser is the general partner.

     (b) 555 California Street, Suite 2600
         San Francisco, CA  94104
         (principal office and principal place of business)

       (c)  investment in securities

IV.    (a)  Diversified is a series of RSIT. The investment adviser of
            Diversified is Investment Adviser.

       (b)  555 California Street, Suite 2600
            San Francisco, CA  94104
            (principal office and principal place of business)

       (c)  registered investment company

V.     (a)  Bayview is a California limited partnership and general partner of
            Orphan.

       (b)  555 California Street, Suite 2600
            San Francisco, CA  94104
            (principal office and principal place of business)

       (c)  investments in securities

VI.    (a)  Bayview Holdings is a Delaware corporation. Bayview Holdings, a wholly owned subsidiary of Robertson Parent, is the general partner of Investment Adviser.

       (b)  555 California Street, Suite 2600
            San Francisco, CA  94104
            (principal office and principal place of business)

       (c)  holding company

VII.   (a)  Investment Adviser is a California limited partnership. It is investment adviser to Low-Priced and Diversified and general partner to Orphan and Orphan Offshore.

       (b)  555 California Street, Suite 2600
            San Francisco, CA  94104
            (principal office and principal place of business)

       (c)  registered investment advisor

VIII.  (a)  Bank is a Delaware corporation.  It owns Robertson Parent.

       (b)  Corporate Secretary's Office #13018
            555 California Street
            San Francisco, CA  94104
            (principal office and principal place of business)

       (c)  bank holding company

IX.    (a)  Robertson Parent is a Delaware corporation.  It is wholly owned by
            Bank.  It owns Bayview Holdings.

       (b)  Corporate Secretary's Office #13018
            555 California Street
            San Francisco, CA  94104
            (principal office and principal place of business)

       (c)  holding company

X.     (a)  Private Equity Group is a Delaware limited liability company. It is general partner of Bayview Investors, Ltd. Bayview Holdings is managing member of Private Equity Group.

       (b)  555 California Street, Suite 2600
            San Francisco, CA  94104

       (c)  holding company

       Certain information regarding the directors and executive officers of the Filing Parties is set forth in Exhibit B attached hereto.

       During the last five years, neither the entities mentioned above, nor, to their best knowledge, any person named in Exhibit B attached hereto, has been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

       Bank incorporates by reference the material under Item 3, "Legal Proceedings," in its Annual Report on Form 10-K for the year ended December 31, 1996, and the material in its Current Report on Form 8-K for May 5, 1997 (File No. 1-7377).

ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
        --------------------------------------------------

       The securities with respect to which this Amended Schedule 13D is filed were purchased by the Funds using working capital contributed by their respective partners and shareholders.

ITEM 4: PURPOSE OF TRANSACTION:
        -----------------------

       This filing is being made to report the beneficial ownership of securities held by Robertson Stephens which may be imputed to Bank and CERTAIN OF its subsidiaries due to Bank's recent acquisition of that company. The filing of this statement shall not be construed as an admission that Bank is, for the purposes of Section 13(d), or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

       The securities were purchased by the Funds in the ordinary course of business and not with the intention nor effect of changing or influencing control of the Company. The reporting persons may sell all or part or acquire additional securities of the Company depending on market conditions and other economic factors.

ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER.
         -------------------------------------

         (a) (b) The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Amended Schedule 13D that are beneficially owned by the persons listed in Item 2 are as follows:

                                               No. of Shares
Name of                                        Beneficially       Percentage
Beneficial Owner(1)                                Owned           of Class
-------------------                            -------------       --------
Low-Priced                                         321,029           5.9%
Orphan                                             532,415           9.6%
Orphan Offshore                                    106,444           2.0%
Diversified                                        427,973           7.8%
Investment Adviser                               1,387,861          25.3%
Bayview Investors                                  532,415(2)        9.6%
Bayview Holdings                                 1,387,861          25.3%
Bank                                             1,387,861          25.3%
Robertson Parent                                 1,387,861          25.3%
Private Equity Group                               532,415           9.6%


(1) As reflected in the cover pages, which are incorporated by reference, certain of the reporting parties may be deemed to have beneficial ownership of holdings of the Funds due to their management of portfolio investments for the Funds, or due to their ownership of entities which provide such management.

(2) The shares reported as beneficially owned by Bayview Investors in Item 5 of the Schedule 13D Amendment No. 1 dated November 20, 1996 were incorrectly reported as 1,392,860. The correct figure should have been 535,715.

     (c) The following is a list of transactions by the filing parties in the last 60 days.

              Entity      Date      Shares      Price     Transaction
              ------      ----      ------      -----     -----------



ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ---------------------------

       See Item 5.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         ---------------------------------

       Exhibit A  -     Joint Filing Agreement
       Exhibit B  -     Directors and Executive Officers (or persons serving in
                        similar capacities) of the Filing Parties

SIGNATURE PAGE
--------------

       After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 1997

       THE ROBERTSON STEPHENS ORPHAN FUND, A CALIFORNIA LIMITED PARTNERSHIP*

       THE ROBERTSON STEPHENS GLOBAL LOW-PRICED STOCK FUND, A MASSACHUSETTS BUSINESS TRUST*

       BAYVIEW INVESTORS, LTD., A CALIFORNIA LIMITED PARTNERSHIP*

       ROBERTSON STEPHENS DIVERSIFIED GROWTH FUND, A MASSACHUSETTS BUSINESS
       TRUST*

       ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P., A CALIFORNIA LIMITED PARTNERSHIP*

       ROBERTSON, STEPHENS & COMPANY PRIVATE EQUITY GROUP, L.L.C.*

       BAYVIEW HOLDINGS, INC.*

       BANKAMERICA CORPORATION*

       ROBERTSON STEPHENS INVESTMENT MANAGEMENT CO.*


*By:   /s/ JEFFREY R. LAPIC

       Jeffrey R. Lapic
       Assistant General Counsel of
       Bank of America National Trust and Savings Association and Authorized Attorney-in-Fact

                                   Exhibit A

                             Joint Filing Agreement

     The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(f)(1). Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  October 10, 1997

       THE ROBERTSON STEPHENS ORPHAN FUND, A CALIFORNIA LIMITED PARTNERSHIP*

       THE ROBERTSON STEPHENS GLOBAL LOW-PRICED STOCK FUND, A MASSACHUSETTS BUSINESS TRUST*

       BAYVIEW INVESTORS, LTD., A CALIFORNIA LIMITED PARTNERSHIP*

       ROBERTSON STEPHENS DIVERSIFIED GROWTH FUND, A MASSACHUSETTS BUSINESS
       TRUST*

       ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P., A CALIFORNIA LIMITED PARTNERSHIP*

       ROBERTSON, STEPHENS & COMPANY PRIVATE EQUITY GROUP, L.L.C.*

       BAYVIEW HOLDINGS, INC.*

       BANKAMERICA CORPORATION*

       ROBERTSON STEPHENS INVESTMENT MANAGEMENT CO.*



*By:   /s/  JEFFREY R. LAPIC

       Jeffrey R. Lapic
       Assistant General Counsel of
       Bank of America National Trust and Savings Association and Authorized Attorney-in-Fact

                                   EXHIBIT B

             Directors and Executive Officers of Reporting Parties



                            BankAmerica Corporation

     The following table sets forth information regarding the executive officers and directors of BankAmerica Corporation (directors are indicated by asterisk), all of whom are U.S. citizens and none of whom owns Common Stock of Forstmann & Company, Inc.


*Joseph F.               1955 North Surveyor Ave.       Chairman of the Board and CEO
 Alibrandi               Simi Valley, CA  93063         Whittaker Corporation
                                                        (principal business: aerospace manufacturing)

*Peter B.                270 Lafayette Circle           Chairman of the Board and
 Bedford                 Lafayette, CA  94549           Chief Executive Officer
                                                        Bedford Property Investors, Inc.
                                                        (principal business: real estate investment trust)

 Kathleen J.             555 California Street          Vice Chairman and Personnel Relations Officer
 Burke                   San Francisco, CA  94104       Bank of America NT&SA
                                                        (principal business: banking and finance)

*Richard A.              123 Mission St.                Retired
 Clarke                  San Francisco, CA  94106

*David A.                555 California Street          Chairman of the Board, President
 Coulter                 San Francisco, CA  94104       and Chief Executive Officer
                                                        Bank of America NT&SA
                                                        (principal business: banking and finance)

*Timm F.                 c/o Hallmark Cards, Inc.       Retired
 Crull                   1024 E. Balboa Blvd.
                         Newport Beach, CA  92661

*Kathleen                147 Clifton Street             President
 Feldstein               Belmont, MA  02178             Economics Studies, Inc.
                                                        (principal business: economics consulting)

*Donald E.               Pacific Telesis Center         Chairman Emeritus
 Guinn                   130 Kearny St.                 Pacific Telesis Group
                         San Francisco, CA  94108       (principal business: telecommunications)

*Frank L.                2726 Shelter Island Dr.        Consulting Architect
 Hope                    San Diego, CA  92106           (principal business: architecture)

 H. Eugene               555 California Street          President, Global Retail Bank
 Lockhart                San Francisco, CA  94104       Bank of America NT&SA
                                                        (principal business: banking and finance)

*Walter E.               Office of the President        President
 Massey                  830 Westview Drive, S.W.       Morehouse College
                         Atlanta, GA  30314             (principal business: education)

 Jack L.                 555 California Street          Vice Chairman
 Meyers                  San Francisco, CA  94104       Bank of America NT&SA
                                                        (principal business: banking and finance)

 Michael J.              555 California Street          President, Global Wholesale Bank
 Murray                  San Francisco, CA  94104       Bank of America NT&SA
                                                        (principal business: banking and finance)

 Michael E.              555 California Street          Vice Chairman and
 O'Neill                 San Francisco, CA  94104       Chief Financial Officer
                                                        Bank of America NT&SA
                                                        (principal business: banking and finance)

*John M.                227 West Monroe Street          Of counsel, Wachtell, Lipton, Rosen & Katz
 Richman                Chicago, IL  60606              (principal business: law)

*Sanford Robertson      555 California Street           (principal business: banking and finance)
                        San Francisco, CA  94104

*Richard M.             555 California Street           Retired
 Rosenberg              San Francisco, CA  94104

*A. Michael             Memorial Way, Room 140          Dean of Graduate School of Business
 Spence                 Stanford, CA  94305             Stanford University
                                                        (principal business: education)

 Martin A.              555 California Street           Vice Chairman
 Stein                  San Francisco, CA  94104        Bank of America NT&SA
                                                        (principal business: banking and finance)

*Solomon D.             1801 California Street          President and Chief Executive Officer
 Trujillo               Denver, CO  80202               US West Communications Group
                                                        (principal business: communication)

                                   EXHIBIT B

             Directors and Executive Officers of Reporting Parties

                 Robertson Stephens Investment Management Co.



     The following table sets forth information regarding the executive officers and directors of Robertson Stephens Investment Management Co. (directors are indicated by asterisk), all of whom are U.S. citizens and none of whom own securities of the issuer referred to in the attached filing.

*    Michael J.      555 California Street      Chairman and President,
     Murray          San Francisco, CA  94104   Robertson Stephens Investment Management Co.
                                                (holding company)

                                                        and

                     555 California Street      President, Global Wholesale Bank
                     San Francisco, CA  94104   Bank of America NT&SA
                                                (principal business: banking and finance)


                            Bayview Holdings, Inc.



     The following table sets forth information regarding the executive officers and directors of Bayview Holdings, Inc. (directors indicated by asterisk), all of whom are U.S. citizens and none of whom own securities of the issuer referred to in the attached filing.

*    G. Randall      555 California Street      Chairman of the Board and President
     Hecht           San Francisco, CA  94104   Bayview Holdings, Inc.
                                                (principal business: holding company)

     Terry R. Otton  555 California Street     Vice President and Chief Financial Officer
                     San Francisco, CA  94104  Bayview Holdings, Inc.
                                               (principal business: holding company)

                                                       and

                     555 California Street     Managing Director
                     San Francisco, CA  94104  BancAmerica Robertson Stephens
                                               (principal business: holding company)

                        BancAmerica Robertson Stephens


     The following table sets forth information regarding the executive officers and directors of Bayview Holdings, Inc. (directors are indicated by asterisk), all of whom are U.S. citizens and none of whom own securities of the issuer referred to in the attached filing.

     Keith C. Barnish     555 California Street     Senior Managing Director
                          San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Walter J.            555 California Street     Senior Managing Director
     Bloomenthal          San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    Gregg H. Byers       555 California Street     (principal business: securities brokerage,
                          San Francisco, CA  94104  investment banking)

     Gideon Y.            555 California Street     Senior Managing Director
     Cohen                San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Mark S.              555 California Street     Senior Managing Director
     Dawley               San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Robert L. Emery      555 California Street     Managing Director
                          San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Martin               555 California Street     Senior Managing Director
     Essenberg            San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Gene S.              555 California Street     Senior Managing Director
     Evenskaas            San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Alison L. Falls      555 California Street     Senior Managing Director
                          San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    Zed S. Francis, III  555 California Street     (principal business: securities brokerage,
                          San Francisco, CA  94104  investment banking)

     David J.             555 California Street     Senior Managing Director
     Fullerton            San Francisco, CA  94104  (principal business: securities brokerage,


                                                    investment banking)

     Jonathan Hakala      555 California Street     Senior Managing Director
                          San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    David Halstead       555 California Street     (principal business: securities brokerage,
                          San Francisco, CA  94104  investment banking)

     Gregory V.           555 California Street     Senior Managing Director
     Johnson              San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    H. David Johnson     555 California Street     Senior Managing Director, Chief Operating Officer,
                          San Francisco, CA  94104  Chief Financial Officer and Secretary
                                                    (principal business: securities brokerage,
                                                    investment banking)

*    Michael G.           555 California Street     Managing Director
     McCaffery            San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Steven T.            555 California Street     Senior Managing Director
     Monahan, Jr.         San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Katherine            555 California Street     Senior Managing Director
     Pattison             San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    Robert T.            555 California Street     Chairman of the Board
     Slaymaker            San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Michael A.           555 California Street     Senior Managing Director
     Smith                San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    Anthony J.           555 California Street     Senior Managing Director
     Taddey               San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    Charles B. Truett    555 California Street     Senior Credit Officer
                          San Francisco, CA  94104  (principal business: securities brokerage, investment banking)